Ecopetrol obtains authorization to execute a loan agreement with local banks for one trillion pesos

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the "Company") informs that, through Resolution 1671 of June 14, 2024, the Ministry of Finance and Public Credit ("MHCP") authorized Ecopetrol to execute a loan agreement for up to one trillion Colombian pesos (COP).

The loan is expected to be executed with Banco de Bogotá S.A. (COP 642 billion), Banco de Occidente S.A. (COP 208 billion) and Banco Popular S.A. (COP 150 billion), as lenders. The term of the loan is expected to be seven (7) years, with a grace period of two (2) years from the date of the first disbursement. The amortization is expected to be made in ten (10) equal semi-annual installments once the grace period is over and the interest rate is expected to be indexed to the IBR in the terms previously agreed with the banks. Aligned with the 2024 financing plan and maintaining the gross debt/EBITDA target for the year, the resources of this operation will be used for non-investment expenses, including the payment of existing financial commitments.

To obtain authorization for the loan, the Company complied with all the required internal procedures and approvals. The conditions obtained for this agreement ratify the support and confidence of the financial sector in the Ecopetrol Group's strategy.

Bogota D.C., June 17, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable egulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co